EXHIBIT 99.1

Alvotech Secures Settlement Agreement in Global Markets for its Biosimilar to Eylea® 2mg

REYKJAVIK, Iceland, Jan. 29, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that it has reached a licensing and settlement agreement with Regeneron and Bayer, resolving all remaining patent disputes worldwide related to Alvotech’s biosimilar to Eylea® 2mg (aflibercept 40 mg/mL solution), which is approved for marketing in the European Economic Area, United Kingdom and Japan. In combination with the previously announced agreement which granted a Q4 2026 license entry date for the U.S., pending regulatory approval, Alvotech now has worldwide rights to manufacture and supply its global commercial partners with the aflibercept biosimilar.

The settlement agreement allows Alvotech and its commercial partners to market and sell the biosimilar as of January 1, 2026 in the United Kingdom and Canada, as well as in Japan (excluding the diabetic macular edema indication) starting May 1, 2026 in the European Economic Area and all other countries in the world (other than the U.S.), and from November 1, 2026 in Japan with all approved indications. The remaining terms of the agreement remain confidential.

“Following our previously announced settlement with the originator for the U.S. market we are delighted to resolve all outstanding patent-related matters in the rest of the world. Our strong regional commercial partners are now very well positioned for a successful launch. Aflibercept remains the established and widely used treatment for various retinal diseases and we look forward to continuing to support our commercial partners, further advancing the long-term sustainability of global healthcare systems,” said Robert Wessman, Chairman and CEO of Alvotech.

Alvotech’s commercial partners for the Eylea biosimilar in Europe are Advanz Pharma (UK/EEA), STADA (DE) and Biogaran (FR), and for Japan Fuji Pharma Ltd. The biosimilar is approved by the European Commission for marketing in Europe under the tradenames Mynzepli® and Afiveg®. It is approved in the United Kingdom by the Medicines & Healthcare products Regulatory Agency (MHRA) under the tradename Mynzepli® and in Japan by the Japanese Ministry of Health, Labour and Welfare (MHLW) as Aflibercept BS.

CONTACTS

Media
Benedikt Stefansson
Sarah Macleod
alvotech.media@alvotech.com

Investors
Balaji Prasad (US)
Benedikt Stefansson (IS)
Patrik Ling (SE)
alvotech.ir@alvotech.com

About AVT06
AVT06 is a biosimilar to Eylea® (aflibercept). Aflibercept binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [1]. AVT06 has been approved under the brand names Mynzepli® (aflibercept) and Afiveg® (aflibercept) in the United Kingdom and European Economic Area and under the name AFLIBERCEPT BS for marketing in Japan.

Sources
[1] Mynzepli® product information, https://www.ema.europa.eu/en/documents/product-information/mynzepli-epar-product-information_en.pdf

Use of trademarks
Eylea® is a registered trademark of Regeneron Pharmaceuticals Inc. and Bayer AG.

About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline includes eight disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disease, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward-Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.